                                                                    EXHIBIT 99.4
                                                           [English Translation]
                                                                January 16, 2003

                              Hanaro Telecom, Inc.
Acquisition (Redemption) of Convertible Bond before Maturity after its Issuance

-----------------------------------------------------------------------------------------------------------------------------------
1. Details of Convertible Bonds Acquired       Type of Bond          Series No.   22,1   Type    Non-guaranteed Convertible Bonds
                                               ------------------------------------------------------------------------------------
                                               Issue Date                            January 3, 2003
                                               ------------------------------------------------------------------------------------
                                               Bond classification               Local private placement
                                               ------------------------------------------------------------------------------------
                                               Maturity Date                          July 3, 2004
-----------------------------------------------------------------------------------------------------------------------------------
2. Total Amount of Bond Issued (KRW)                                                                                 43,000,000,000
-----------------------------------------------------------------------------------------------------------------------------------
3. Total Amount of Bond Acquired (KRW)                                                                               43,000,000,000
-----------------------------------------------------------------------------------------------------------------------------------
4. Total Face Amount of Bond Acquired (KRW)                                                                          43,000,000,000
-----------------------------------------------------------------------------------------------------------------------------------
5. Reason for Acquisition                      Redemption before maturity date due to termination of Share Purchase Agreement.
                                               The redemption is pursuant to section 8-3(b) of the Share Purchase Agreement and section 7.4 of the CB Subscription Agreement.
-----------------------------------------------------------------------------------------------------------------------------------
6. Source of Funds for Acquisition                                                          -
-----------------------------------------------------------------------------------------------------------------------------------
7. Acquisition Method                          Exercise of put option by TriGem Computer and Nary & Company, Inc.
-----------------------------------------------------------------------------------------------------------------------------------
8. Balance                                                                                  -
-----------------------------------------------------------------------------------------------------------------------------------
9. Others                                      Exercise date : January 15, 2003
-----------------------------------------------------------------------------------------------------------------------------------

                                                                January 16, 2003

                              Hanaro Telecom, Inc.
Acquisition (Redemption) of Convertible Bond before Maturity after its Issuance

-----------------------------------------------------------------------------------------------------------------------------------
1. Details of Convertible Bonds Acquired       Type of Bond          Series No.   22,2   Type    Non-guaranteed Convertible Bonds
                                               ------------------------------------------------------------------------------------
                                               Issue Date                                 January 3, 2003
                                               ------------------------------------------------------------------------------------
                                               Bond classification                    Local private placement
                                               ------------------------------------------------------------------------------------
                                               Maturity Date                              January 3, 2008
-----------------------------------------------------------------------------------------------------------------------------------
2. Total Amount of Bond Issued (KRW)                                                                                 43,000,000,000
-----------------------------------------------------------------------------------------------------------------------------------
3. Total Amount of Bond Acquired (KRW)                                                                               43,000,000,000
-----------------------------------------------------------------------------------------------------------------------------------
4. Total Face Amount of Bond Acquired (KRW)                                                                          43,000,000,000
-----------------------------------------------------------------------------------------------------------------------------------
5. Reason for Acquisition                      Redemption before maturity date due to termination of Share Purchase Agreement.
                                               The redemption is pursuant to section 8-3(b) of the Share Purchase Agreement and section 7.4 of the CB Subscription Agreement.
-----------------------------------------------------------------------------------------------------------------------------------
6. Source of Funds for Acquisition                                                               -
-----------------------------------------------------------------------------------------------------------------------------------
7. Acquisition Method                          Exercise of put option by TriGem Computer and Nary & Company, Inc.
-----------------------------------------------------------------------------------------------------------------------------------
8. Balance                                                                                       -
-----------------------------------------------------------------------------------------------------------------------------------
9. Others                                      Exercise date : January 15, 2003
-----------------------------------------------------------------------------------------------------------------------------------